SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
Corporate Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

DIVIDENDS APPROVAL

TIM Participações S.A. ("Company") (B3: TIMP3; NYSE: TSU) informs that the Ordinary and Extraordinary General Meeting approved on this date, April 19, 2018, the distribution of R$ 265,072,016.95 (two hundred sixty five million, seventy two thousand, sixteen reais and ninety five cents) in dividends and interest on equity ("IOE") refered to the fiscal year ended on December 31, 2017.

The distribution of additional dividend, excluding the amount distributed by IOE from November 24, 2017, will occur until June 19, 2018 in the total amount of R$ 103,325,029.15 (one hundred and three million, three hundred and twenty five thousand, twenty nine reais and fifteen cents).

The company notes that it was established the day of April 19, 2018 as the date for identification of shareholders entitled to receive such values, with the shares acquired after this date ex-rights of dividends.

1- DIVIDENDS PER SHARE:

	Value per share	Total Amount
Dividends	R$ 0.042695994	R$ 103,325,029.15

Due to changes in the number of treasury shares, the Company informs that updated the amount of dividends per share to be distributed, in relation to the Management Proposal released to the market on March 19, 2018, as well as regarding to the value stated in the minute of the Annual and Extraordinary Shareholders' Meeting held on April 19, 2018. Thus, considering the current position of treasury shares,  resulting from the Company's Long-Term Incentive Plan, the dividends per share of R$ 0.042698239, indicated in the minute, was reduced by R$ 0.000002245.

2-FORMS OF PAYMENT (BOOK-ENTRY SHARES):

2.1. The dividends relating to shares held in the CBLC (Brazilian settlement and custody Company) will be paid through the B3 S.A. – Brasil, Bolsa, Balcão, that will pass through to the shareholders by means of custody;

2.2. Credit in current account indicated by the shareholder to Banco Bradesco S/A; and

2.3. Payment of dividends by Banco Bradesco S/A branches, in the case of shareholders who do not fit into the above mentioned standards. The shareholder within in this condition may be the receipt of dividends, attending the local attendance in possession of CPF (individual registration) and identity document, when physical person; CNPJ, Social contract, articles of incorporation, minutes of the Assembly which elected the Board and document of identity and SOCIAL SECURITY NUMBER of the legal representatives of the company, when a legal entity, being compulsory delivery of its proxy by instrument public, specific for receipt of dividends, when the shareholder if you do represent by proxy.

3-SERVICE LOCATIONS TO THE SHAREHOLDERS:

3.1. In any branch of Banco Bradesco S/A.

3.2. Additional information can be obtained through the e-mail address of the Banco Bradesco S/A: 4010.acecustodia@bradesco.com.br or phone: 0800 701 1616. In accordance with article 287, paragraph II, letter "a", of Law 6,404/76-Law which provides for the joint-stock companies, prescribes in 3 (three) years the right to dividends, counting from the date of which it were made available to shareholders, and with article 206 , §3, item II, of the Brazilian Civil Code, prescribes in 3 (three) years to claim for interest, dividends or any ancillary benefits.

Rio de Janeiro, April 19, 2018.

Adrian Calaza
Chief Financial Officer and Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.